Independent Accountants' Report



The Board of Directors
GE Capital Mortgage Services, Inc.:

We have examined management's assertion about GE Capital Mortgage Services, Inc.'s (the Company's) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 1996 included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, except for noncompliance with minimum servicing standards I.1. and VI.1., management's assertion that the Company complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1996 is fairly stated, in all material respects.

As discussed in management's assertion, the material noncompliance occurred at the Company during the year ended December 31, 1996. With respect to minimum servicing standard I.1., 14 of the 114 cash account reconciliations tested contained reconciling items that were not resolved within 90 calendar days of their original identification. With respect to minimum servicing standard VI.1., for one of 20 loans tested, collection efforts made related to a delinquent loan were not documented on a monthly basis.

These conditions were considered in determining the nature, timing and extent of audit tests applied in our audit of the 1996 consolidated financial statements, and this report does not affect our report dated January 17, 1997 on those consolidated financial statements.


January 21, 1997

Except for non-compliance with minimum servicing standard I.1 and VI.1 described below, as of and for the year ended December 31, 1996, GE Capital Mortgage Services, Inc. (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the minimum amount of $130 million and $20 million, respectively.

With respect to minimum servicing standard I.1., certain accounts contained reconciling items that were not resolved within ninety (90) calendar days of their original identification. As of December 31, 1996, there were unresolved reconciling items in less than one percent (1%) of such accounts. It is the Company's policy to clear all reconciling items within thirty (30) days from the date of their original identification.

With respect to minimum servicing standard VI.1, certain account collection efforts were not documented on a monthly basis. Effective September 1, 1996, the Company implemented a system enhancement to ensure that all future collection efforts are documented based on this standard.



/s/Jenne Britell
------------------------------
Jenne Britell
President and General Manager,
GE Capital Mortgage Services, Inc.